UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

MOBIVITY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60743E105

(CUSIP Number)

Talkot Capital, LLC

30 Liberty Ship Way, Suite 3110

Sausalito, California 94965

(415) 332-3760

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copy to:

David Crandall

Hogan Lovells US LLP

1601 Wewatta Street

Denver, Colorado 80202

(303) 454-2449

March 1, 2015

(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60743E105
1.	NAMES OF REPORTING PERSON Talkot Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7.	SOLE VOTING POWER	0 shares (see Item 5)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	10,333,143 shares (see Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	0 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	10,333,143 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,333,143 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	15.6%(1)
14.	PN
(1)	Based on 65,607,411 shares of Common Stock outstanding as of March 30, 2022, as reported on the Issuer’s Annual Report on Form 10-K filed on April 3, 2023.

CUSIP No. 60743E105
1.	NAMES OF REPORTING PERSON Talkot Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7.	SOLE VOTING POWER	0 shares (see Item 5)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	10,333,143 shares (see Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	0 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	10,333,143 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,333,143 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	15.6%(1)
14.	OO
(1)	Based on 65,607,411 shares of Common Stock outstanding as of March 30, 2022, as reported on the Issuer’s Annual Report on Form 10-K filed on April 3, 2023.

CUSIP No. 60743E105
1.	NAMES OF REPORTING PERSON Thomas B. Akin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7.	SOLE VOTING POWER	12,122,588 shares (see Item 5)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	10,333,143 shares (see Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	12,122,588 shares (see Item 5)
	10.	SHARED DISPOSITIVE POWER	10,333,143 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,455,731 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	32.9%(1)
14.	IN
(1)	Based on 65,607,411 shares of Common Stock outstanding as of March 30, 2022, as reported on the Issuer’s Annual Report on Form 10-K filed on April 3, 2023.

EXPLANATORY NOTE

Talkot Capital, LLC (“Talkot Capital”), Talkot Fund, L.P. (“Talkot Fund”) and Thomas B. Akin (collectively, the “Reporting Persons”) previously reported their beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”), of Mobivity Holdings Corp. (the “Issuer”) in filings under Section 16(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but due to an administrative oversight, the Reporting Persons previously did not report their beneficial ownership in the Common Stock under Section 13(d) of the Exchange Act.

Item 1. Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 3133 West Frye Road, # 215, Chandler, Arizona 85226.

Item 2. Identity and Background

(a)	This statement is being filed jointly by Talkot Capital, a California limited liability company; Talkot Fund, a California limited partnership; and Thomas B. Akin.

(b)	The principal business address of each of the Reporting Persons is 30 Liberty Ship Way, Suite 3110, Sausalito, California 94965.

(c)

The principal business of Talkot Fund is investing in securities. Talkot Capital acts as an investment adviser to certain private pooled investment vehicles, including Talkot Fund. The principal occupation of Mr. Akin is serving as the managing member of Talkot Capital.

(d)-(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Akin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Between March 26, 2014 and March 27, 2023, the Reporting Persons acquired an aggregate of 19,860,455 shares of Common Stock through open market transactions, purchases from the Issuer, settlement of restricted stock units, exercise of warrants, and issuances of shares in lieu of interest due on indebtedness, information concerning which is set forth in Schedule A-1 hereto. The Reporting Persons funded these acquisitions using cash on hand, in the case of Mr. Akin, and working capital, in the case of the Talkot Fund.

The Issuer issued to Mr. Akin in his capacity as a director of the Issuer, and in accordance with its non-employee director compensation program, restricted stock units relating to 421,009 shares of Common Stock, which restricted stock units vest on the dates and are issuable on the dates set forth in Schedule A-2 hereto, in each case without the payment of additional consideration by Mr. Akin.

The Reporting Persons hold warrants to purchase up to an aggregate of 2,174,267 shares of Common Stock from the Issuer, which warrants were issued in connection with the debt agreements disclosed below or as replacement warrants following the exercise of other warrants held by the Reporting Persons, in each case at the prices and on the dates set forth in Schedule A-3 hereto. The Reporting Persons funded their obligations under the debt agreement disclosed below using cash on hand, in the case of Mr. Akin, and working capital, in the case of the Talkot Fund.

Mr. Akin and the Issuer are party to a Credit Facility Agreement (as amended from time to time, the “Credit Agreement” and the credit facility thereunder, the “Credit Facility”), whereby the Issuer may borrow up to $6,000,000 from Mr. Akin, on the terms and conditions set forth therein. The loans under the Credit Agreement accrue interest at a rate of 15% per year and mature beginning in January 2023 and ending 24 months thereafter. The interest which accrued monthly between July 1, 2022 and December 31, 2022 was settled in shares of Common Stock at the end of each month at a rate of $1.08 per share of Common Stock. In consideration of Mr. Akin’s agreement to provide the Credit Facility, the Issuer issued warrants to purchase shares of its common stock at an exercise price of $1.67 per share in connection with the issuance of funds under the Credit Agreement. The warrants are exercisable for a period commencing upon issuance of the corresponding financing and ending 36 months after issuance of the financing. In addition, the Issuer has agreed to issue to Mr. Akin additional warrants entitling Mr. Akin to purchase a number of shares of Common Stock equal to 20% of the amount of the advances made divided by the volume-weighted average price over the 30 trading days preceding the advance (the “VWAP”). Each warrant is exercisable over a three-year period at an exercise price equal to the VWAP. As of the date hereof, the Issuer had drawn a total of $5,173,125 under the Credit Agreement, and as of December 31, 2022, $387,918 of accrued interest was outstanding under the Credit Agreement.

The Talkot Fund and the Issuer are party to unsecured promissory notes in the aggregate amount of $271,875. The Issuer issued to Talkot Fund warrants to purchase an aggregate of 33,017 shares of Common Stock in connection with the Talkot Fund’s funding of the unsecured promissory notes. The unsecured promissory notes accrue interest at a rate of 15% per year and mature beginning in January 2024 and ending 24 months thereafter. The interest which accrued monthly between July 1, 2022 and December 31, 2022 was settled in shares of Common Stock. As of the date hereof, $271,875 principal amount of unsecured promissory notes remain outstanding, and as of December 31, 2022, $55,530 of accrued interest was outstanding under the unsecured promissory notes.

Item 4. Purpose of Transaction

The responses to Items 3, 5 and 6 of this statement are incorporated herein by reference.

The shares of Common Stock beneficially owned by the Reporting Persons were (a) acquired for cash for investment purposes, or (b) granted from the Issuer and held for investment purposes, each as described in Item 3.

The Reporting Persons have no current plans or proposals that relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D, except to the extent that Reporting Persons may acquire additional securities of the Issuer pursuant to the restricted stock units, warrants and debt agreements disclosed in Item 3.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investments in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. Depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deems appropriate, including, without limitation, purchasing shares of Common Stock, either directly from the Issuer or in open market or private transactions; selling shares of Common Stock; exercising warrants for Common Stock; taking any action to change the composition of the Issuer’s board of directors (including, without limitation, any future resignation from the board of directors by Mr. Akin, who has served as a director of the Issuer since March 2015), taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference.

(a)	See items 11 and 13 of the cover pages to this statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)

See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

Each of Talkot Fund and Mr Akin have shared power to vote or direct the vote of , and to dispose or direct the disposition of, the shares owned directly by Talkot Fund.

Mr. Akin has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares owned directly by Mr. Akin.

Talkot Capital acts as an investment adviser to certain private pooled investment vehicles, including Talkot Fund. Talkot Capital, by virtue of investment advisory agreements with these pooled investment vehicles, has investment and voting power over securities owned of record by these pooled investment vehicles. Despite their delegation of investment and voting power to Talkot Capital, under Rule 13d-3 of the Exchange Act, these pooled investment vehicles may be deemed the beneficial owner of the securities they own of record because they have the right to acquire investment and voting power, and have dispositive power, through termination of the investment advisory agreements with Talkot Capital. Talkot Capital may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Exchange Act. None of the securities in this statement are owned of record by Talkot Capital, and Talkot Capital disclaims any beneficial interest in such securities. Thomas B. Akin is the managing member of Talkot Capital.

(c)	Schedules A-1, A-2 and A-3 include all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, which Schedules are incorporated by reference herein.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The responses to Items 3, 4, 5 and 7 of this statement are incorporated herein by reference, as applicable.

On May 03, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this statement (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Item 7. Materials to be Filed as Exhibits

(1) Joint Filing Agreement of the Reporting Persons, dated May 03, 2023.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 03, 2023

TALKOT FUND, L.P.

By: Talkot Capital, LLC

By: /s/ Thomas B. Akin

Name: Thomas B. Akin

Title: Managing Member

TALKOT CAPITAL, LLC

By: /s/ Thomas B. Akin

Name: Thomas B. Akin

Title: Managing Member

/s/ Thomas B. Akin

Thomas B. Akin

Schedule A-1

Shares of Common Stock

Date of Acquisition	Reporting Person	Shares Acquired	Weighted Average Cost Per Share	Manner of Acquisition
3/26/2014	Thomas Akin	500,000	$1.00	Direct from Issuer
7/28/2014	Thomas Akin	8,500	$1.01	Open Market Purchases
3/1/2015	Talkot Fund	1,500,000	$1.00	Direct from Issuer
3/1/2015	Thomas Akin	500,000	$1.00	Direct from Issuer
10/7/2015	Talkot Fund	188,925	$0.44	Open Market Purchases
3/30/2016	Thomas Akin	833,333	$0.60	Direct from Issuer
3/30/2016	Talkot Fund	833,333	$0.60	Direct from Issuer
10/31/2016	Talkot Fund	375,000	$0.70	Direct from Issuer
10/31/2016	Thomas Akin	250,000	$0.70	Direct from Issuer
11/18/2016	Thomas Akin	15,000	$0.71	Open Market Purchases
11/22/2016	Thomas Akin	13,001	$0.71	Open Market Purchases
11/23/2016	Thomas Akin	10,000	$0.71	Open Market Purchases
11/25/2016	Thomas Akin	5,000	$0.71	Open Market Purchases
11/28/2016	Thomas Akin	5,000	$0.71	Open Market Purchases
11/30/2016	Thomas Akin	25,000	$0.74	Open Market Purchases
12/5/2016	Thomas Akin	22,500	$0.71	Open Market Purchases
12/7/2016	Thomas Akin	25,000	$0.71	Open Market Purchases
12/8/2016	Thomas Akin	4,729	$0.71	Open Market Purchases
12/9/2016	Thomas Akin	10,000	$0.71	Open Market Purchases
12/12/2016	Thomas Akin	8,600	$0.71	Open Market Purchases
12/16/2016	Thomas Akin	25,970	$0.71	Open Market Purchases
12/21/2016	Thomas Akin	1,415	$0.71	Open Market Purchases
12/22/2016	Thomas Akin	315,136	$0.70	Direct from Issuer
4/7/2017	Thomas Akin	19,920	$0.65	Open Market Purchases
4/12/2017	Thomas Akin	900	$0.72	Open Market Purchases
5/18/2017	Thomas Akin	7,000	$0.71	Open Market Purchases
5/19/2017	Thomas Akin	16,248	$0.71	Open Market Purchases
5/22/2017	Thomas Akin	150,000	$0.76	Open Market Purchases
5/23/2017	Thomas Akin	10,468	$0.76	Open Market Purchases
6/29/2017	Thomas Akin	263,110	$0.13	Direct from Issuer
7/31/2017	Thomas Akin	61,980	$0.70	Direct from Issuer
8/1/2017	Thomas Akin	112,748	$0.11	Direct from Issuer
8/28/2017	Talkot Fund	6,500	$0.93	Open Market Purchases
8/30/2017	Talkot Fund	8,053	$0.98	Open Market Purchases
9/7/2017	Talkot Fund	14,015	$0.88	Open Market Purchases

Date of Acquisition	Reporting Person	Shares Acquired	Weighted Average Cost Per Share	Manner of Acquisition
9/11/2017	Talkot Fund	8,400	$0.91	Open Market Purchases
9/13/2017	Talkot Fund	3,800	$0.98	Open Market Purchases
9/21/2017	Talkot Fund	9,000	$1.01	Open Market Purchases
9/22/2017	Talkot Fund	14,600	$0.97	Open Market Purchases
11/21/2017	Thomas Akin	2,500	$1.20	Open Market Purchases
12/14/2017	Thomas Akin	97,463	$1.01	Open Market Purchases
1/26/2018	Talkot Fund	85,434	$1.00	Direct from Issuer
1/26/2018	Talkot Fund	92,759	$1.00	Direct from Issuer
1/26/2018	Talkot Fund	46,039	$1.00	Direct from Issuer
5/17/2018	Talkot Fund	30,000	$1.02	Open Market Purchases
5/17/2018	Thomas Akin	30,000	$1.02	Open Market Purchases
5/18/2018	Talkot Fund	8,834	$1.01	Open Market Purchases
5/18/2018	Thomas Akin	5,000	$1.03	Open Market Purchases
5/18/2018	Thomas Akin	3,833	$1.01	Open Market Purchases
5/31/2018	Talkot Fund	15,500	$1.06	Open Market Purchases
5/31/2018	Thomas Akin	15,500	$1.06	Open Market Purchases
6/1/2018	Talkot Fund	4,050	$1.09	Open Market Purchases
6/1/2018	Thomas Akin	4,050	$1.09	Open Market Purchases
6/6/2018	Talkot Fund	1,000	$1.10	Open Market Purchases
6/6/2018	Thomas Akin	1,000	$1.10	Open Market Purchases
6/8/2018	Talkot Fund	2,000	$1.11	Open Market Purchases
6/8/2018	Thomas Akin	2,000	$1.11	Open Market Purchases
6/8/2018	Talkot Fund	5,000	$1.06	Open Market Purchases
6/8/2018	Thomas Akin	5,000	$1.06	Open Market Purchases
6/11/2018	Talkot Fund	5,000	$1.11	Open Market Purchases
6/11/2018	Thomas Akin	5,000	$1.11	Open Market Purchases
6/29/2018	Thomas Akin	1,000,000	$1.00	Direct from Issuer
6/29/2018	Thomas Akin	418,167	$1.00	Direct from Issuer
6/29/2018	Talkot Fund	1,000,000	$1.00	Direct from Issuer
6/29/2018	Talkot Fund	418,166	$1.00	Direct from Issuer
8/27/2018	Talkot Fund	25,000	$1.20	Open Market Purchases
8/31/2018	Talkot Fund	1,494	$1.28	Open Market Purchases
9/6/2018	Talkot Fund	29,800	$1.28	Open Market Purchases
9/6/2018	Talkot Fund	30,000	$1.33	Open Market Purchases
10/2/2019	Talkot Fund	2,048,333	$1.00	Direct from Issuer
10/2/2019	Thomas Akin	1,034,583	$1.00	Direct from Issuer
12/31/2020	Thomas Akin	1,113,767	$1.25	Direct from Issuer
5/10/2022	Talkot Fund	1,057,184	$0.80	Direct from Issuer

Date of Acquisition	Reporting Person	Shares Acquired	Weighted Average Cost Per Share	Manner of Acquisition
5/10/2022	Thomas Akin	517,292	$0.80	Direct from Issuer
5/10/2022	Thomas Akin	547,214	$0.80	Direct from Issuer
7/11/2022	Talkot Fund	1,024,167	$1.25	Direct from Issuer
7/11/2022	Thomas Akin	517,292	$1.25	Direct from Issuer
7/31/2022	Thomas Akin	45,186	$1.08	In Lieu of Interest due under Credit Agreement
8/31/2022	Thomas Akin	47,798	$1.08	In Lieu of Interest due under Credit Agreement
9/30/2022	Thomas Akin	625,000	$0.80	Direct from Issuer
9/30/2022	Thomas Akin	47,201	$1.08	In Lieu of Interest due under Credit Agreement
11/14/2022	Talkot Fund	3,252	$1.08	In Lieu of Interest due under Unsecure Promissory Notes
11/14/2022	Talkot Fund	3,186	$1.08	In Lieu of Interest due under Unsecure Promissory Notes
11/14/2022	Talkot Fund	3,147	$1.08	In Lieu of Interest due under Unsecure Promissory Notes
3/24/2023	Thomas Akin	749,987	$1.00	Direct from Issuer
3/24/2023	Talkot Fund	749,987	$1.00	Direct from Issuer
3/27/2023	Thomas Akin	48,774	$1.08	In Lieu of Interest due under Credit Agreement
3/27/2023	Thomas Akin	48,358	$1.08	In Lieu of Interest due under Credit Agreement
3/27/2023	Thomas Akin	56,974	$1.08	In Lieu of Interest due under Credit Agreement

Schedule A-2

Restricted Stock Units Held By Thomas Akin

Grant Date	Vesting Date	Scheduled Share Issuance Date*	Number of Underlying Shares
4/1/2016	4/1/2017	4/1/2019	23,214
8/23/2016	8/23/2017	8/23/2019	21,667
11/17/2016	11/17/2017	11/17/2019	23,215
3/23/2017	3/23/2018	3/23/2020	22,569
5/19/2017	5/19/2018	5/19/2020	21,667
1/1/2019	1/1/2019	1/1/2022	55,556
3/31/2019	3/31/2019	3/31/2022	18,056
12/31/2019	12/31/2019	12/31/2022	48,750
3/24/2020	3/24/2020	3/24/2023	25,000
8/7/2020	8/7/2020	8/7/2023	20,313
11/5/2020	11/5/2020	11/5/2023	16,927
12/17/2020	12/17/2020	12/17/2023	8,880
3/26/2021	3/26/2021	3/26/2024	9,028
5/12/2021	5/12/2021	5/12/2024	9,731
8/11/2021	8/11/2021	8/11/2024	9,286
12/15/2021	12/15/2021	12/15/2024	10,621
3/29/2022	3/29/2022	3/29/2025	19,605
6/30/2022	6/30/2022	5/16/2025	13,542
9/30/2022	9/30/2022	9/30/2025	16,275
12/31/2022	12/31/2022	12/31/2025	11,776
3/31/2023	3/31/2023	3/31/2026	15,331

* The shares of Common Stock underlying the restricted stock units will be issued to Mr. Akin upon the earliest to occur of (i) the date listed, (ii) a change in control of the Issuer, and (iii) the termination of Mr. Akin’s service as a director of the Issuer. The restricted stock units issued on or before March 24, 2020 have not yet been issued even though the schedule share issuance date has passed.

Schedule A-3

Warrants to Purchase Common Stock

Reporting Person	Number of Underlying Shares	Issuance Date	Expiration Date	Exercise Price Per Share
Thomas Akin	20,339	1/1/2022	11/17/2024	$1.48
Thomas Akin	517,292	2/8/2022	2/8/2025	$1.50
Talkot Fund	24,167	2/23/2022	2/23/2025	$1.50
Talkot Fund	250,000	2/23/2022	2/23/2025	$1.50
Talkot Fund	33,017	2/23/2022	2/23/2025	$1.50
Thomas Akin	188,460	2/23/2022	2/23/2025	$1.50
Thomas Akin	20,950	2/23/2022	2/23/2025	$1.50
Thomas Akin	38,356	2/23/2022	2/23/2025	$1.50
Thomas Akin	27,427	2/23/2022	2/23/2025	$1.50
Thomas Akin	70,304	2/23/2022	2/23/2025	$1.50
Thomas Akin	35,031	2/23/2022	2/23/2025	$1.50
Thomas Akin	109,206	2/23/2022	2/23/2025	$1.50
Thomas Akin	10,554	2/23/2022	2/23/2025	$1.50
Thomas Akin	19,815	2/23/2022	2/23/2025	$1.50
Thomas Akin	59,356	8/9/2022	8/9/2025	$1.01
Talkot Fund	375,000	3/24/2023	3/24/2026	$2.00
Thomas Akin	374,993	3/24/2023	3/24/2026	$2.00